UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                   Integra LifeSciences Holdings Corporation
                                (Name of Issuer)

                           Common Stock Par Value $.01
                         (Title of Class of Securities)

                                   457985208
                                 (CUSIP Number)

                                 Stuart M. Essig
                  c/o Integra LifeSciences Holdings Corporation
                              311 Enterprise Drive
                          Plainsboro, New Jersey 08536

                                 With a copy to:

                                Jonathan B. Levy
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                          Minneapolis, Minnesota 55402
                                 (612) 371-5211

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
CUSIP No.     457985208
-------------------------
------ ------------------------------------------------------------------------
  1    Names of reporting persons
       S.S. or I.R.S. Identification No. of above persons

       Stuart M. Essig
----- -------------------------------------------------------------------------
  2    Check the appropriate box if a member of a group
       (see instructions)       (a) [   ]
                                (b) [   ]
----- -------------------------------------------------------------------------
  3    SEC use only

----- -------------------------------------------------------------------------
  4    Source of funds (see instructions)

       PF*
----- -------------------------------------------------------------------------
  5    Check if disclosure of legal proceedings is required pursuant
       to items  2(d) or 2(e) [   ]

----- -------------------------------------------------------------------------
  6    Citizenship or place of organization

       United States
----- -------------------------------------------------------------------------
Number of           7        Sole voting power

shares                       2,087,326**

beneficially        -------- --------------------------------------------------
                    8        Shared voting power
owned by
                             54,538
each
                    -------- --------------------------------------------------
reporting           9        Sole dispositive power

person with                  2,087,326**
                    -------- --------------------------------------------------
                    10       Shared dispositive power

                             54,538
----- -------------------------------------------------------------------------
 11    Aggregate amount beneficially owned by each reporting person

       2,141,684**
----- -------------------------------------------------------------------------
 12    Check box if the aggregate amount in row (11) excludes certain
       shares  [   ]

       (See instructions)
----- -------------------------------------------------------------------------
 13    Percent of class represented by amount in row (11)

       7.2%
----- -------------------------------------------------------------------------
 14    Type of reporting person (See instructions)

       IN
------ ------------------------------------------------------------------------
* See Item 3..
** Includes (i) 750,000 shares underlying Restricted Units (as defined herein) held by Mr. Essig and (ii) 831,943 shares of common stock underlying options to purchase common stock. Options to purchase 498,931 shares of common stock are exercisable as of, or within 60 days of, November 4, 2005. Although shares underlying all options held by Mr. Essig are included in the amounts set forth on lines 7, 9 and 11, Mr. Essig disclaims beneficial ownership of the 333,012 shares of common stock underlying options not exercisable as of, or within 60 days of, November 4, 2005.

Item 1.           Security and Issuer.

                  (a) Title of Class of Securities: Common Stock, $.01 par value ("common stock")

                  (b) Name of Issuer: Integra LifeSciences Holdings Corporation (the "Company")

                  (c) Address of Issuer's Principal Executive Offices: 311 Enterprise Drive, Plainsboro, New Jersey 08536

Item 2.           Identity and Background.

                  (a)      Name of Person Filing:  Stuart M. Essig

                  (b)      Residence or Business Address:

                           c/o Integra LifeSciences Holdings Corporation 311 Enterprise Drive
                           Plainsboro, New Jersey  08536

                  (c)      Present Principal Occupation or Employment:

                           President, Chief Executive Officer and Director of Integra LifeSciences Holdings Corporation.

                  (d) Conviction in a criminal proceeding during the last five years: None.

                  (e) Subject, during the last five years, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws: None.

                  (f) Citizenship: Resident of New Jersey, Citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration. Personal funds were used to purchase 59,921 of the shares reported herein. The remaining shares were issued, or will be issued, pursuant to the terms of options and Restricted Units granted to Mr. Essig.

Item 4. Purpose of the Transaction. Mr. Essig is the President and Chief Executive Officer of the Company and a director of the Company. He holds the shares of common stock and rights and options to acquire shares of common stock described in this
                  Schedule 13D for investment purposes.

                  Mr. Essig may from time to time acquire additional shares of common stock (or securities exercisable for or convertible into common stock) in the open market or in privately negotiated transactions, subject to availability of common stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions Mr. Essig deems appropriate. Alternatively, Mr. Essig may sell all or a portion of the common stock reported herein (and any shares he may acquire in the future) in privately negotiated transactions or in the open market. In addition, Mr. Essig may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Item 5.           Interest in Securities of Issuer

                  (a) Aggregate number and percentage of class beneficially owned:

                           As of November 4, 2005, Mr. Essig may be deemed to be the beneficial owner of 2,141,684 shares of common stock. This ownership consists of the following:

                           (i) 505,383 shares of common stock held directly by Mr. Essig;

                           (ii) 54,358 shares of common stock held by the Essig Enright Family Foundation (the "Foundation"), of which Mr. Essig and his wife are two of the three trustees;

                           (iii) 831,943 shares of common stock underlying options to purchase common stock (options to purchase 498,931 shares of common stock are exercisable as of, or within 60 days of, November 4, 2005); and

                           (iv) 750,000 shares of common stock that are to be delivered to Mr. Essig by the Company on January 6, 2006 pursuant to an award of Restricted Units made to him in 2000. See Item 6 below for a description of the terms of these Restricted Units.

                           Based on calculations made in accordance with Rule 13d-3(d), Mr. Essig may be deemed the beneficial owner of 7.2% of the outstanding shares of common stock. This calculation is based on 28,050,652 shares of common stock outstanding, as reported in the Company's Quarterly Report filed with the Commission on November 9, 2005, and includes options to purchase 333,012 shares of common stock held by Mr. Essig that are not exercisable as of, or within 60 days of, November 4, 2005.

                           Mr. Essig disclaims beneficial ownership of the 333,012 shares of common stock underlying options not exercisable as of, or within 60 days of, November 4, 2005. Excluding these shares, Mr. Essig would be deemed the beneficial owner of 1,808,672 shares of commons stock (or 6.2% of the outstanding shares of common stock).

                  (b)      Voting and Dispositive Power:

                           Mr. Essig has sole voting and dispositive power over 2,087,326 shares that may be deemed to be beneficially owned by him as of November 4, 2005. This consists of the following (i) the 505,383 shares of common stock held directly by Mr. Essig, (ii) the 750,000 shares of common stock that are to be delivered to Mr. Essig by the Company on January 6, 2006 pursuant to an award of Restricted Units and
                           (iii) 831,943 shares of common stock underlying options to purchase common stock, of which Mr. Essig disclaims beneficial ownership with respect to 333,012 shares of common stock as set forth in Item 5(a).

                           Mr. Essig may be deemed to have shared voting and dispositive power over the 54,538 shares of common stock held by the Foundation.

                  (c)      Transactions within the past 60 days: Not applicable.

                  (d) Right to Direct the Receipt of Dividends: Not applicable.

                  (e) Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  2004 Employment Agreement and Related Agreements

                  In connection with a Second Amended and Restated Employment Agreement that Mr. Essig and the Company entered into in July 2004, the Company granted Mr. Essig a non-qualified stock option to purchase 250,000 shares of common stock and an award of fully vested 750,000 restricted units in the form of contract stock ("Restricted Units"). Under the employment agreement, Mr. Essig is also entitled to an annual option grant of between 100,000 and 200,000 shares as determined by the Company's compensation committee. The exercise price of each option grant is at fair market value on the date of grant, and the option term is ten years. Each option grant vests in accordance with the following schedule subject to Mr. Essig's continued employment: one-fourth of the shares become exercisable upon the one-year anniversary of the grant, and the remaining shares vest monthly with respect to 1/36th on the first business day of each following month. The option grants contain typical acceleration provisions in the event of a change in control of the Company, termination of employment without cause by the Company or termination of employment by Mr. Essig for a good reason. The Second Amended and Restated Employment Agreement, the Stock Option Grant and Agreement relating to the option to purchase 250,000 shares of common stock and the form of Stock Option Grant and Agreement for Mr. Essig's annual option grants are set forth as Exhibits 7(a), 7(f) and 7(h), respectively, hereto and incorporated by reference herein.

                  Each Restricted Unit represents the right to receive one share of the Company's common stock. The shares of the Company's common stock underlying the Restricted Units ("Unit Shares") generally shall be delivered to Mr. Essig on the first business day following his termination of employment or retirement, or earlier if a change in control of the Company occurs or Mr. Essig becomes subject to taxation on any Restricted Units before the scheduled delivery date (or deferral date, if applicable). However, unless previously delivered, if Mr. Essig's employment with the Company is terminated for cause or Mr. Essig voluntarily leaves his employment with the Company prior to December 31, 2009 (other than for good reasons or due to disability), then the Unit Shares will not be distributed to Mr. Essig until the first business day of the calendar year 2017. Additionally, Mr. Essig has a one-time right to defer the delivery of the Unit Shares so long as such election is (a) made at least 12 months prior to the otherwise applicable delivery date and (b) the deferral delivery date is at least five years beyond the scheduled delivery date, but not beyond June 30, 2029. The Contract Stock/Restricted Units Agreement relating to this grant is set forth as Exhibit 7(g) hereto and incorporated by reference herein.

                  2000 Restricted Unit Issuance

                  Mr. Essig received a restricted unit award in 2000 that entitles him to receive an aggregate 1,250,000 shares of common stock. Of the 1,250,000 shares, 750,000 shares are deliverable on January 6, 2006, and the remaining 500,000 shares of common stock are deliverable on March 4, 2008. The Restricted Units Agreement relating to this grant is set forth as Exhibit 7(e) hereto and incorporated by reference herein.

                  Registration Rights

                  The Company has also granted Mr. Essig registration rights with respect to the shares of common stock underlying his option and Restricted Unit grants. These registration rights provisions are set forth as Exhibits 7(i), 7(j) and 7(k) hereto and incorporated by reference herein.

                  Sale Plans Under Rule 10b5-1

                  Mr. Essig has entered into two sales plans pursuant to Rule 10b5-1 under the Act with a registered broker-dealer. One plan provides for the sale of 340,000 shares of the 750,000 shares of common stock underlying Restricted Units and issuable to Mr. Essig on January 3, 2006. The other plan provides for the sale of up to 200,000 shares of common stock underlying options (and the exercise of the related options) at specified prices.

                  Variable Forward Sale Agreement

                  Mr. Essig has entered into a variable forward sale agreement with Credit Suisse First Boston Capital LLC ("CS First Boston") pursuant to which CS First Boston may sell 500,000 shares of common stock owned by Mr. Essig. The agreement requires Mr. Essig to deliver to CS First Boston on March 28, 2013 between 264,550 and 500,000 shares of common stock or the cash equivalent of such shares at the election of Mr. Essig. The amount of shares or cash equivalent will depend upon the average price of the common stock in the 20 trading days prior to and including the settlement date. In connection with this agreement, Mr. Essig pledged 500,000 shares of common stock to CS First Boston. Mr. Essig retains voting power with respect to these shares pending the settlement of this contract.

Item 7.           Material to be Filed as Exhibits.

                 (a) Second Amended and Restated Employment Agreement dated July 27, 2004 between the Company and Mr. Essig (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004, filed on November 9,
                           2004).

                 (b) Restricted Units Agreement dated December 27, 1997 between the Company and Mr. Essig (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 3, 1997).

                 (c) Stock Option Grant and Agreement dated December 22, 2000 between the Company and December 22, 2000 between the Company and Mr. Essig (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 8, 2001).

                 (d) Stock Option Grant and Agreement dated December 22, 2000 between the Company and December 22, 2000 between the Company and Mr. Essig (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 8, 2001).

                 (e) Restricted Units Agreement dated December 22, 2000 between the Company and Mr. Essig (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 8, 2001).

                 (f) Stock Option Grant and Agreement dated July 27, 2004 between the Company and Mr. Essig (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

                 (g) Contract Stock/Restricted Units Agreement dated July 27, 2004 between the Company and Mr. Essig (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

                 (h) Form of Stock Option Grant and Agreement (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005).

                 (i) Registration Rights Provisions for Stuart Essig (incorporated by reference to Exhibit B of Exhibit
                           10.1 to the Company's Current Report on Form 8-K filed on February 3, 1998).

                 (j) Registration Rights Provisions for Stuart Essig (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 8, 2001).

                 (k) Registration Rights Provisions for Stuart Essig (incorporated by reference to Exhibit B of Exhibit
                           10.1 to the Company's Current Report on Form 10-Q for the quarter ended September 30, 2004).

                                    Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2005


                                     Name ______________________________